SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - 10/20

Mata de Santa Genebra

Business Operation of LT Araraquara 2 - Fernão Dias

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby announces to its shareholders and to the market in general the start of the business operation of the 500 kV transmission line Araraquara 2 - Fernão Dias (Circuit 1), with an extension of 241 km, a project belonging to Mata de Santa Genebra Transmissão S.A. (Transmission Concession Agreement 001/2014), whose shareholders are Copel Geração e Transmissão S.A. (50.1%) and e Furnas Centrais Elétricas S.A. (49.9%)

The business operation of the new transmission line was authorized according to ONS Provisional Clearance Term (“TLP”) Nr. 71/5/2020 and will increase the Authorized Annual Revenue (“RAP”) of Mata de Santa Genebra by around R$52.1 million, retroactive to May 3, 2020, and in addition to the R$161.2 million already authorized, referring to assets already in operation, totaling a RAP of around R$213.3 million, corresponding to 87.6% of total revenue of the project, as shown in the table below:

We keep our commitment and effort to conclude the construction works that, at this time, are focused in commissioning the 440 kV segment of the Fernão Dias substation. In the due time, we will report to the market the energization of the other related projects.

Curitiba, May 11, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 12, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.